April 10, 2023

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street NE

Washington, D.C. 20549-3561

Attn: Jimmy McNamara and Tim Buchmiller

Re: China Health Industries Holdings, Inc.
Amendment No. 1 to Annual Report on Form 10-K for Fiscal Year Ended June 30, 2022
Filed February 24, 2023
File No. 001-51060

Dear Mr. McNamara and Mr. Buchmiller:

This letter is being furnished in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that was contained in the Staff’s letter dated March 30, 2023 (the “Comment Letter”), to China Health Industries Holdings, Inc (the “Company”) with respect to the Company’s Amendment No.1 to Annual Report on Form 10-K (the “10-K”) for the fiscal year ended June 30, 2022 filed with the Commission on February 24, 2023 (File No. 001-51060).

Set forth below are the Company’s responses to the Staff communicated in its Comment Letter. In connection with such responses, we also revised the 10-K and filed the Company’s Amendment No. 2 to the Form 10-K (“10-K/A No.2”) with Commission at the same time.

For ease of reference, each of the Staff’s comments is reproduced below and is followed by the Company’s response in bold. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the 10-K/A No.2. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the 10-K/A No.2.

Amendment No. 1 to Annual Report on Form 10-K for Fiscal Year Ended June 30, 2022

Item 1. Business, page 1

1.	We note your response to Comment 1 and re-issue in part. Please specify that you are not a Chinese operating company.

Response: In response to the Staff’s comment, the Company has specified that it is not a Chinese operating company, but a Delaware holding company at the onset of the Part I.

2.	We note your response to Comment 2 and re-issue in part. Please revise your disclosure to address how recent statements and regulatory actions by China’s government, such as those related to anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

Response: The Company respectfully advises the Staff that the Anti-Monopoly Guide of the Anti-monopoly Commission of the State Council for the Platform Economy Sector issued on February 7, 2021 pertains to the monopolistic acts of internet platforms, which is a separate and different industry than that of the Company. The Company has not, and does not expect to be subject to anti-monopoly regulations or enforcement in China.

Cash Transfer, page 3

3.	We note your response to Comment 4 and re-issue in part. Please clarify whether there were cash transfers between China Health US and any of the PRC subsidiaries.

Response: In response to the Staff’s comment, the Company confirmed that there is no cash transfer among China Health US, China Health HK, or any of the PRC subsidiaries. Such same disclosure has also been added to page 3 of the 10-K/A No.2.

PCAOB and Auditor’s Regulation, page 18

4.	Please revise your disclosure in this section to update your disclosure to describe the potential consequences to you if the PRC adopts positions at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Response: In response to the Staff’s comment, the Company has added disclosure regarding the potential consequence if PCAOB cannot inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong on pages 19-20 of the 10-K/A No.2.

General

5.	We note your response to Comment 6. We also note that during your fiscal year 2023 (i.e., on October 21, 2022), you were identified by the Commission pursuant to Section 104(i)(2)(A) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)(2)(A)) as having retained, for the preparation of the audit report on the financial statements included in your Form 10-K, a registered public accounting firm that has a branch or office that is located in a foreign jurisdiction and that the Public Company Accounting Oversight Board had determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. Please be advised that, pursuant to the Final Adopting Release of the Holding Foreign Companies Accountable Act Disclosure, you will be required to comply with Item 9C of Form 10-K in your fiscal year 2023 Annual Report. Specifically, since you are incorporated in Delaware, you should provide the documentation required by Item 9C(a) of Form 10-K on or before the due date for your fiscal year 2023 Annual Report. Please note that the PCAOB’s 2022 HFCAA Determination Report announced on December 15, 2022 does not relieve the requirements under Item 9C.

Response: In response to the Staff’s comment, the Company has acknowledged the disclosure requirement under Item 9C(a) of Form 10-K. If still applicable at the time of filing the Annual Report on Form 10-K for the Fiscal year 2023 (“10-K for FY2023”), the Company will electronically submit to the Commission on a supplemental basis a register of the shareholders of the Company’s issued and outstanding equity securities, to establish that the Company is not owned or controlled by a governmental entity in any foreign jurisdiction on or before the due date of the 10-K for FY2023. In addition, the Company proposed to add the following disclosure to 10-K for FY2023, if the Company is still subject to such requirement at that time.

“The Company falls within the definition of “Commission-Identified Issuer”. The Company herein confirms that it is not owned or controlled by any governmental entity in the foreign jurisdiction.”

Should any questions arise in connection with this response letter or the 10-K/A No. 2, please contact Elizabeth F. Chen, Esq. from Pryor Cashman LLP, counsel to the Company at 212-326-0199 or echen@pryorcashman.com.

Sincerely yours,

China Health Industries Holding, Inc.

/s/ Xin Sun
Xin Sun
Chief Executive Officer
(Principal Executive Officer)

cc:	Elizabeth F. Chen, Esq. Pryor Cashman LLP

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